Exhibit 99.1

Hecate Energy Group February 2026 Investor Webinar

Date: February 5, 2026
Moderator: Dan Knuth, Vice President of Finance and M&A at Hecate

Opening Remarks

DAN Knuth:

So hello everyone. Welcome to Hecate Energy Group's February 2026 Investor webinar. My name is Dan Knuth, Vice President of finance and M&A at Hecate, and I'll be your moderator today.

As a brief housekeeping note, today's webinar is being recorded and will be made available on Hecate's website following the call.

Before we begin, I'd like to remind everyone that certain statements made today may constitute forward-looking information. These statements are based on current expectations and assumptions that are subject to risks and uncertainties that could materially cause results to differ. For more information, please refer to Hecate Energy Group's website at hecateenergy.com.

Today's speakers are Chris Bullinger, President and CEO of Hecate, and Nick Bullinger, CEO of Hecate Energy. We will go over the company's business strategy, market backdrop, and touch on some considerations for the transaction. After the presentation, we will have a moderated Q&A session, and if you have a question, you are welcome to submit it using the Q&A function at the bottom of your Zoom screen.

With that, I'm pleased to turn things over to Chris to get us started. Chris, over to you.

Today’s Speakers & Agenda

CHRIS BULLINGER:

Thanks everyone for joining today. We're excited to be here, take our next step on the path to becoming a public company, to gain access to additional capital to continue our growth trajectory in an industry that is facing an unprecedented supply and demand gap.

We've got a couple dozen slides that you can read through now, you can read later—they will be posted. We are not going to read them to you. We'd rather you hear in our own words where we are, who we are, how we got here, and where we're going. Nick Bullinger, the company's COO, and I will now tell you the story of Hecate Energy Group.

Hecate Energy – The Largest Pure Play Developer in the US

NICK BULLINGER:

So who are we? Who is Hecate Energy? There is a lot of information and a lot of detail on this page required to answer that question, and that's because Hecate Energy is not a concept paper—Hecate Energy is a company.

And before we dive into this detail, I think it would be useful if I just explained where Hecate Energy operates in the power ecosystem. We are not a regulated utility that's required to provide electricity to residential and commercial customers. We're not a pension fund chartered to deploy vast amounts of capital into energy infrastructure. We're not a hyperscaler intent on winning the AI race. However, we are the company that develops the power plants that are instrumental for each of those businesses to succeed. At our core, we are a pure play power plant developer.

So let's look at the details. We think of our company assets in three main categories.

Development Pipeline

This is our pipeline of power plant projects at various stages of development in a power plant's life cycle. The company has 48 gigawatts of power plants under development. We believe that's the largest pipeline of its kind in North America. Of that 48 gigawatts, 12 gigawatts is already under contract or sold to long-term owners that then pay Hecate payments at various milestones during the development of that project's development life cycle.

This pipeline is also highly diversified across power markets, across states, across technologies. And finally, the company already has 11 additional gigawatts that it's reviewing to promote into the pipeline to replenish the pipeline as projects get sold to long-term owners. So this pipeline is real and it's replicable.

In-House Capabilities

Our second category of company assets is our in-house capabilities—that's our knowledge, that's our experience, that's our intellectual property, really the core development disciplines. We could just talk briefly about each discipline.

Siting: Selecting the right land or location to develop a power plant that's fundamentally sound.

Interconnection: The ability to figure out and orchestrate a power plant's interconnection to the power grid.

Environmental permitting: Getting the right permits for a project and also building the right community engagement to support the project through the permitting process.

EPC: Which stands for engineering, procurement, construction—but really the engineering and construction contracts required to design and build the project.

And lastly, the project sale: Finding the best long-term owner for the project as it approaches construction.

Each of these disciplines is important, but what's more important is working across the disciplines. And this is where the company is able to create a significant amount of value by working across disciplines. We optimize energy production for each power plant, we optimize the cost structure of that power plant, we optimize the timeline to get that power plant to start construction and to phase all the megawatts through the construction process, and we optimize the benefits to the local community and the stakeholders. Ultimately, this optimizes the value of the project for Hecate.

Joint Ventures

And then the third major category that the company views when it looks at its assets is its joint venture, which is with Infrared Capital Partners. It's a standalone business that focuses on owning and operating energy assets. Hecate formed this company from its first employee in 2018, and now it's a standalone independent power producer.

So who are we? We're an established company with an expansive and diversified pipeline, deep in-house capabilities, and access to operating and asset management capabilities. That's Hecate Energy.

Hecate at a Glance

CHRIS BULLINGER:

Hecate Energy Group was founded in 2012. We're headquartered in Chicago, have 60+ employees. Importantly, as I touched on, we have a 48-gigawatt nationwide portfolio, $686 million of future receipts based on sales contracts that are already signed, and visibility into an estimated 2026 adjusted EBITDA of $115 million.

We are not a concept. We are a company. And while the company was founded in 2012, its origin story actually spans another decade and a half previous. When you look at our executive team, many of us have been working together for decades at this point.

Best in Class Management Team

I've been working with the chairman, our chief technology officer, our chief strategy officer since the '90s—about '96, '97. Nick, the chief operating officer, started working with this team about 25 years ago. Still calls himself the rookie on the team. And then, of course, we've enhanced that team after we founded Hecate Energy Group.

So this is a team of power plant professionals that has been working together for 30 years. You can look at it as: I spent the first half of my career becoming an expert and honing the best executive team that I could find. I spent the second half building Hecate Energy Group from the ground up. And we've enhanced this executive team, as I said, with 60+ full-time employees.

Best in Class Management Team

On the next slide you can see the org chart here. And this isn't just laid out to put some pretty faces on a page—this is how the company actually functions. Chief strategy officer in charge of originating projects, in charge of initiatives such as energy campuses, then moves the projects into development under Diane, the chief development officer, leading the initiatives that Nick spoke to, such as permitting, community engagement, transmission, interconnect. And then under Nick's team, COO, is the contracting, the sale, monetization for this company that results in, as I said, $686 million of future cash flows from contracts already signed.

Our chief technology officer—again, I've been working with since the '90s—spans across these functions, so the technology is cohesive even before we originate a site or an initiative. Technology is already involved, and that carries through all the way through development, contract delivery. And then our chief financial officer, also IT and HR under that function, really keeps the corporate governance and keeps the company running back office and so on.

So this org chart is not accidental—it's quite intentional, and it helps us continue to deliver value.

Investment Highlights

NICK BULLINGER:

Now that we have some background on the company and the team, let's talk about some of the key investment highlights.

First, as everyone on this call is already likely aware, the country is facing unprecedented demand growth in electricity, and that is still coupled with retirements of a significant portion of the coal fleet in the United States. This transaction provides an attractive entry valuation. Hecate has a strong and resilient diversified pipeline. We are operating in a high-growth market, and we're an EBITDA-positive business. We believe this transaction represents a unique opportunity to invest in a pure play power plant developer at a discount to our peers, and we look forward to growing with our investors.

As Chris said, we have a strong management team with deep experience and diversification across the regions and power markets and technologies that we've worked in. Each executive has decades of experience—even the rookie—and we have a team that we've selected over the past years to help this company be a high-performance company.

Our model is differentiated. When we are developing power plants, we are able to exit at the time that creates the most value for the company. And we'll talk more about that later, but we also have significant opportunity with our pipeline to address the growth needs in the power ecosystem and also to continue to explore our exposure to operating assets by expanding our IPP capabilities.

We have a proven pipeline. As I've discussed, we believe it's the largest pipeline of its kind in the United States, but also it's proven to be replicable, and we've proven that here at Hecate and certainly continue to add to that pipeline every year that we're in operations.

And lastly, we have robust financials. This company has sold 11 gigawatts of projects since 2021 and has significant cash flow visibility based on those project sales.

Proven Execution and Visible Growth Trajectory

So I want to spend a couple pages talking about the foundation of the company, why we have robust finances, and how we can address the growth opportunities that are available in the market.

First, we're a power plant developer. We have a proven track record. We manage power plant development through the full life cycle, from site origination all the way through commissioning. We are able to exit at various points during that development life cycle, so we are able to exit when the exit of that project creates the most value for Hecate but also for the long-term owner.

We have a strong network of buyers of our projects, and there's a potential of 500 different buyers around the globe for our projects. And we've worked with many of them, and we have many repeat customers. And lastly, the pipeline is diverse across technologies, markets, and states.

Our core business is what generates our strong and robust financials. However, we have an opportunity to move into adjacent businesses. And let's talk about three of them that are most interesting and exciting for the company.

Adjacent Business Opportunities

First: Baseload power generation. You can think of that as natural gas plants. The team has significant experience developing natural gas plants, and many projects in Hecate's existing power plant pipeline are already natural gas plant capable, meaning they're near natural gas lines and capable of interconnecting those power plants to the high voltage lines where the projects are located.

Another adjacent business is the data center and AI opportunity. A significant portion of Hecate's pipeline is already well suited to colocate a data center at the exact site where Hecate's already developing the power plant. And this is advantageous, in particular, for speed to market and being able to get the power to the data center more quickly than having to work through the traditional methods that the industry uses to interconnect power plants to the power grid.

And the third adjacent business is continuing to expand Hecate's revenue stream from being an independent power producer. As I mentioned, Hecate has formed an independent power producer now called Fullmark Energy, but Hecate certainly has the opportunity—and management has discussed the opportunity—on which projects from our pipeline we would choose to not only develop, construct, commission, but operate on a long-term basis.

And with that, I'd like to talk a little bit more about each of these opportunities on the next two pages.

Advantaged Position with Considerable Value Addition

So let's talk about data centers. I'm sure we've all heard of the high growth in data centers, and we've heard of powered land and energized land. That starts with land, which is the image there on the left-hand side of this page. But Hecate already has a significant number of projects that are well suited for data center colocation as well as Thermal development, and this is what really creates the energy campus for the data center—the solar, the storage, the natural gas generation capability, and the data center itself.

Hecate didn't set out several years ago to select sites for colocating data centers. In 2018, Hecate saw that there was going to be a gap in supply and demand for the foreseeable future that would be incredibly difficult for the industry to close. And Hecate understood that building one 500-megawatt project was more efficient than building ten 50-megawatt projects or building fifty 10-megawatt projects.

So Hecate intentionally moved to large-scale sites located near large transmission lines. These sites also lend themselves incredibly well to data centers. We are able to not only add a gas plant, which provides the reliability, but we have the green power, the solar power, which provides the sustainability. In addition, the battery itself is important for the reliable operations of the data center.

It's also interesting and potentially counterintuitive that a data center actually accelerates the speed to market for a lot of Hecate's pipeline. And that's because when the load comes to the generation, the generation doesn't need to interconnect at the same speed it otherwise would. The generation, the power plant, is able to deliver that electricity directly to the data centers in a lot of the jurisdictions in which we work.

Now that doesn't mean we wouldn't interconnect to the grid, and it doesn't mean the data center wouldn't interconnect to the grid, but it does mean we can have speed to market for the first phase of that data center, the first phase of the energy campus, and still have a clear line of sight for the power generation to interconnect to the grid and for the data center to interconnect to the grid. So we can take a phased approach—speed to market—but also long-term reliability of power of an energy campus backed up by the full support of the transmission grid.

CHRIS BULLINGER:

Now that we've talked about two of the growth opportunities—Thermal, data centers—let me jump in on the previous slide real quick. It occurs to me that we said we were not gonna read this presentation, but I would like to read two words off of this slide: before and after.

I've been in this industry for 31 years, and it is long on companies asking investors to invest in "before" without necessarily having the ability to deliver the "after." And maybe that's true a lot across all industries—this is the one I've been in for 31 years.

Hecate is specifically designed from the ground up with the executive team, the human capital, the existing pipeline that's well diversified across technologies, markets, regulatory regimes to deliver. So we're not seeking investment, we're not seeking new capital to put a lot of money into "before" and going short on the "after." We're seeking additional growth capital by going public because we can deliver the "after." And that's a big distinction from a lot of our colleagues in the industry.

Multiple Monetization Pathways

NICK BULLINGER:

Yeah, good point, Chris. And so in addition to utilizing investment capital to pursue the adjacent business opportunities of Thermal and data centers, Hecate could also deploy investment capital to create more value from its traditional business and its traditional customers.

So let's just look at the development life cycle in a simplified form for a power plant, and really think of it as four stages:

Early-stage development: Which is getting the site and beginning to do some of the initial permitting work and some of the initial technical layout work.

Mid- to late-stage development: Which is really advancing that project to its final permits, negotiating and moving toward execution of the engineering and construction contracts.

A build-transfer agreement: Or really think of this as managing a project all the way through construction and commissioning.

And lastly, owning that project and capturing the revenue stream made available by the long-term revenue from a project with the 35- to 40-year life.

When Hecate looks at its development pipeline, I'd mentioned we can exit at various stages of development. Our buyer community is willing to buy at various points so that they can either refine or shape the project, they can work alongside us to refine and shape the project and apply their own capabilities if they have in-house capabilities.

When Hecate exits a project at early stage—and look to the bubbles on the right-hand side of the page—if we exit a project, and I'm going to use round numbers to make the math easier for me to do in my head: a gigawatt project sold at 4 cents a watt at early stage, that's $40 million of receipts that the company would expect from selling that gigawatt project.

If we advance a project to mid- to late-stage, we typically receive around 8 to 16 cents, but 12 cents on average, and 12 cents times a gigawatt is $120 million.

And if we manage a project all the way through construction and commission, we a lot of times are seeing 20 cents or greater per watt as the developer fee or profit that Hecate receives, and 20 cents would be $200 million.

So $40 million, $120 million, $200 million—that's $80 million for a gigawatt project. If Hecate is able to advance that project further through the development process, that's because we're adding more value to the project, and we're also finalizing or narrowing in on what the long-term financial model looks like, which allows the long-term owner to pay us more for that project because uncertainty is reduced.

CHRIS BULLINGER:

Yeah, that's a good example, Nick. Not every project is the same, of course, on the sales price or the value-add as it advances, but the general logic holds throughout the portfolio. And so if we are able to deploy—and as an illustration—if a project would take $10 million to advance from early stage to late stage and the company is able to capture $80 million, that's obviously the type of project where Hecate would select to deploy capital that's invested into the company.

Additionally, the final adjacent business we've talked about is continuing to expand Hecate's exposure to the independent power producer model. In today's market, we are seeing power purchase agreements, or the contracted portion of a power plant's life, extend beyond the 15 to 20 years that might be typical for those that have worked a long time in the industry. PPAs are 25 to 30 or even more than 30 years these days.

And if Hecate is able to select which projects from its pipeline where it could choose to deploy the long-term equity, Hecate could establish the ability to earn return from the entire life cycle of a power plant—all the way from development, construction, commissioning, operations, and eventually repowering.

Select Examples of Hecate’s Renewables + BESS Track Record

So that's the foundation of the company's business as well as the growth opportunities. And we just want to take a few more pages—some graphs, some maps, some pictures—to again talk about the background in which the investment that we're seeking is being made.

First, again, Hecate is an established company. We're doing this already. We highlight a few projects from our recent past. I think if you look across these projects, you'll see it's a diverse set of geographies and power markets. These are all large-scale projects. Many of them had phased construction implementations, creative approaches to interconnection, new permitting processes. So the company is experienced at delivering its pipeline across the United States.

Compelling Market Opportunity

In addition, it's a compelling market background and opportunity. We've talked a lot about the growth in data center demand. I'm not going to re-echo that point, but what sometimes gets lost in all the discussion on data center demand growth—if you look at the bottom of the page, demand growth is also being driven by residential and industrial demand.

And when Hecate looked at its large sites, when we started looking at sites in 2018, this bottom graph is what was really driving our decision-making: How are we going to serve just that growth on the bottom of this page without even, I think, clairvoyance that there were going to be graphs above us that were even more compelling for the pipeline we were building?

The other thing to remember about industrial growth is as manufacturing is reshoring and certainly as manufacturing, whether reshored or already here, becomes smart manufacturing, it requires even more electricity than it already has. And the interesting thing about smart manufacturing—it's also mobile load. The load can come to the generation when you're looking at smart manufacturing.

Scale of Energy Transition Far Exceeds Current Deployment Capabilities

And this significant amount of demand—as I mentioned, we didn't really forecast the demand growth correctly either, but we knew it was significant—and when you look at the growth forecast in this country, the growth forecasts are growing. Even in as short a time span as between 2022 and 2024, even when you look at a diverse mix of generation, layering in more gas generation into the expectations, into what's actually being developed out there on the ground that's going to be required, it also isn't enough additional generation to meet this demand growth.

In addition, data centers moving to AI—it's a virtuous cycle. The more AI that's available, the more searches move from a traditional search to an AI search. And so it's a virtuous cycle. As more AI becomes available to the country, it increases demand growth to have the AI energized and up and running.

And as you can see on the bottom of this page, even with the forecasted additions in this country, including the additions that Hecate Energy is planning to make, the industry has a significant shortage, even by 2030, of the amount of electricity that's available to this country to meet our demand.

And we see this on the ground, in the field, when we're working with local jurisdictions, when we're working with economic development agencies, when we're working with utilities trying to meet the load forecast, but we're working with hyperscalers and data centers that are seeking electricity. This gap is real. It's not just a shaded box on a bar graph on the bottom of this page.

Hecate Energy is Poised to Capture Nationwide Growth

And as I mentioned, Hecate is working to meet the demand. Our portfolio spans the United States, and this is useful for meeting the demands of various customers. It's also useful because it doesn't expose our pipeline to the policy of any specific jurisdiction. But a more positive way to think about the diversification, rather than reducing exposure to policies, is it increases our ability to capture value.

When the state of New York implements a solar procurement requirement, Hecate can capture that value. When the states of Massachusetts and Illinois introduce procurement requirements for energy storage, Hecate Energy can capture that value. When the state of Texas has a highly efficient process for permitting Thermal plants, Hecate Energy can capture that value. When Indiana and New Mexico allow behind-the-meter installations to power data centers, Hecate Energy can capture that value. And those are specific examples that we're really capturing, but this diversification allows us to capture the value from policies that will be coming as the industry continues to evolve to address the challenge that this country faces.

Gas & Data Center-Compatible Project Sites

And then the last map I want to share is just a depiction of the approximately 20 sites that Hecate has that are data center capable. And Hecate has been spending a lot of time assessing our power plant portfolio and preparing that portfolio, as I mentioned, to colocate Thermal plants but also to colocate data centers. And we're working in New Mexico, we're working in Wyoming, we're working in Texas and across numerous other states where we are able to help address the speed-to-market requirement the data centers have based on the policies that those states have and based on the development progress we've already made on projects in our pipeline.

So we have a significant opportunity in front of us to deploy investment capital in our traditional business but also to capture the value of these adjacent businesses. And with that, I'd like to turn it over to EGH to talk more about the transaction itself.

Illustrative Transaction Overview

DREW (EGH):

Great, thanks. You know, ahead of our merger announcement, we worked closely with Chris and Nick and the entire Hecate team to align our interests and set Hecate up for success as a public company. They've been strong partners, and we're fully aligned on creating long-term value for public shareholders. Access to the public markets, as you've heard, is an important step in unlocking the value that's in Hecate's substantial backlog. And this transaction offers an attractive entry valuation, solid asset coverage, and clear near-term growth potential, making it a compelling opportunity for investors.

Here's a quick high-level overview. Hecate's pre-money equity value is $800 million. With estimated net debt included, the implied post-money enterprise value is roughly $1.28 billion. And Hecate shareholders are rolling all of their equity and are expected to own approximately 80% of the company, assuming no redemptions.

From a structural standpoint, the transaction includes redomiciling our entity to Delaware and using a standard UPC structure with a tax receivable agreement to optimize the tax benefits. Full details are reflected in the materials filed with the SEC.

Path To Closing

The work continues on our path to closing, with several key work streams already in motion to take us from the announcement to closing: completing the year-end audit, preparing and filing the proxy statement, and maintaining active engagement with investors and analysts. And the left side of this slide outlines some of these important milestones. And on the right side, you'll see the firms we brought in to help support the transaction and support the process and position Hecate for long-term success as a standalone public company.

We'll keep sharing updates and meeting with the investment community and analysts as we get closer to filing the proxy, holding the shareholder vote, and ultimately closing. And right now, we expect to close later this summer.

Comparable Companies Analysis (2026E)

Comparable Companies Analysis (2027E)

When you think about comparables in this industry and you look at Hecate compared to its much larger public company peers, the implied 2026 EV-to-EBITDA multiple of 11.1 looks strong. But since we expect this transaction to close later in 2026 and are assuming 20 to 30% annualized EBITDA growth rates, the implied multiple gets even more attractive as a compelling pure play. And with access to public capital, as you've heard also from Nick and Chris, we expect Hecate to outperform its peers on growth. And that's why we see this as an attractive entry valuation with real upside potential.

Private Comparables & Recent Transactions

We've also shared with you a slide on private comparables and recent transactions. And while each of these deals depends on unique situations of the buyer and the seller and the specific goals and objectives, we think a few clear points emerge.

First, private company comps highlight just how active this market is and how sizable Hecate's market is in terms of activity and demand. Investors want exposure to power development companies, but there isn't another pure play public option with Hecate's scale and backlog. This is a unique opportunity for public investors.

Second, the private deals also show the prices strategic investors and financial investors are willing to pay for high-quality projects and portfolios. Hecate's implied value of approximately $31 per watt in their portfolio is a 60% discount to the roughly $74 per kilowatt average in recent private transactions.

Put together, all of this highlights the value already embedded in Hecate's portfolio and the upside potential that will be unlocked with access to capital as the team continues to grow the business and capture market opportunities.

So at this point, we'll have Chris wrap things up before we open it up for Q&A.

Pure Play Power Sector Investment Opportunity

CHRIS BULLINGER:

Thanks, Drew. The summary here is pretty simple. We're offering an opportunity to invest in Hecate Energy Group. We have a differentiated business model, proven pipeline, best-in-class team. It's supported already by robust financials and market tailwinds. And Drew just covered what we consider, and what we believe you will also, an attractive entry valuation as we move forward together.

And then we'll now facilitate the Q&A process.

Q&A Session

DAN Knuth:

Thank you, Chris, Nick, and Drew, and thank you everyone for joining us today. So I'll start just by reading some of the questions that have come in during the presentation.

Q: Did the One Big Beautiful Bill Act factor into management's decision to pursue this transaction?

NICK BULLINGER:

Certainly the access to capital and the ability to capture the opportunities that are created by the One Big Beautiful Bill was an important consideration. And as we discussed, the Bill, I think, facilitates or amplifies the need to get projects to market quickly. Some of the incentives that are provided by the government are only captured for projects that reach 2029 or 2030 COD.

Couple this with the demand that data centers have for speed to market, and the company can best deliver speed to market at the lowest-cost energy by getting projects energized by 2029 and 2030. In order to do that, we've discussed we need to continue to advance the development of certain projects but also expand the types of generation we're developing on those specific project sites.

Q: Could you please describe a recent project sale? Maybe talk through some of the project specifics, who the project was sold to, anything you're able to share?

CHRIS BULLINGER:

Yeah, I can. I'll take that one, and I'm not gonna disclose the name of the buyer, and it may be public just through various interconnect filings. But Hecate has just recently transacted a late-stage project in Michigan with a repeat buyer that has purchased multiple projects from Hecate. And Hecate worked with that buyer through the late-stage development process, including the negotiation of a power purchase agreement, the initial indicative bids for the EPC contract, and closing on all the land required for that project.

And this is a project that will start construction less than 12 months after having closed that transaction. But it's a 500-megawatt project in Michigan that is adjacent to another 300-megawatt project that Hecate is currently building under a build-transfer model in Michigan for the incumbent utility. So 800 megawatts of power generation right there in the same location in Michigan.

Q: Can you describe key bottlenecks the company's facing in developing new projects? Does the form of power generation impact site selection and prioritization?

CHRIS BULLINGER:

Look, one of—I'll address the first part of that question. The growth in this industry is even outpacing Hecate Energy Group right now, which is a high-growth business. And this is one of the reasons why the EGH team and their view on the market was so attractive to us—is that continued access to capital is necessary for the US to even keep up with the market. Even though we really were front-runners, as Nick mentioned, in 2018, switching to these gigasites before most of the market did, it still requires capital to advance those projects even faster for speed to market. And so the access to the public markets is not only what we view as a solution to help us maintain our leadership position this year but ongoing into the future with that continued access to capital.

NICK BULLINGER:

And for the second half of the question, in an ideal development scenario, Hecate would develop the full energy campus or the full energy solution, which, in order to provide reliability, sustainability, and affordability, you would generally have a generation mix—solar, storage, some Thermal power. So the ideal solution for a site to balance reliability, sustainability, affordability would, I think, mathematically and engineering-wise, be an energy campus with a diverse set of technologies built on that campus.

That said, there's a lot of other factors that go into what can actually be built on a site. There's land constraints, number of acres, there's local stakeholder preferences. In some jurisdictions, a natural gas plant is more well received and has a quicker path to permitting than a solar plant. So we always take into account the realities and constraints of that site, that jurisdiction, and the market.

Also, as I discussed earlier, typically you do want to align a site to being interconnected to the power grid. And so we take into consideration, even if we're gonna energize the project in 2029, by 2031, how much of that power could be interconnected? And so we do try to consider the eventual optimal design of that power plant. And so we may restrict the size of the technologies on a power plant based on the eventual takeaway capacity that the interconnect grid is gonna have for that particular location. So certainly we take into account the various constraints, and then we refine the ideal energy campus into one that—well, the ideal energy campus on paper to one that's ideal for the real world.

Q: Could you please describe the steps that the company is taking to prepare for public listing?

CHRIS BULLINGER:

Certainly, we've been obviously working closely with the EGH team. Some of the steps that are necessary for our company involve the uplift for audit. Our previous audit firm is a firm that specializes in private companies, top 10 auditor, but doesn't provide the necessary uplift for public companies. So we have engaged a Big Four accounting firm to assist in that uplift and then to provide the updated audits, audited financials. So that is one of the key steps.

Along with that, some additional governance implementation, which that Big Four firm is also advising on, to ensure that we're fully in compliance with the additional steps that are necessary.

Q: Could you please talk through the relationship with Repsol and how that relationship ultimately came to an end?

CHRIS BULLINGER:

Certainly. Repsol became a minority investor in Hecate Energy Group in 2021. The relationship maintained the same status as a 40% minority owner through July 15th of 2025, at which time the original founders and owners repurchased that minority share from Repsol. So at this point, Hecate has no minority investors whatsoever, no overhang, no restrictions from any minority investors. You can see in the public press releases Repsol continues to cycle its business investments and assets in the states—that's publicly available. And we're here today talking to y'all about a future with public capital.

Q: We've had a couple of questions come through regarding some of the disputes between Hecate's lenders. Are you able to comment on that at a high level?

CHRIS BULLINGER:

I am not able to speak to anything that's active. There's plenty of publicly available information on that, and so I'm not able to discuss anything that's active at this point.

Q: What attributes has enabled Hecate to grow such a substantial backlog, and how would you say that this backlog compares to how other companies describe their pipelines?

CHRIS BULLINGER:

Hecate Energy has focused on acquiring power plant projects and development sites as power plant individuals. We're not a real estate company, we're not a renewables company particularly—we're a power plant company. And we focus from the outset at developing fundamentally sound sites.

We switched to a much larger footprint and project size in 2018, as Nick mentioned, which—again, we're not omniscient, of course, but we've had enough industry experience to see the supply-demand gap that was just not gonna be able to be met unless project sizes really stepped up to 500 megawatts, a gigawatt plus. And so that has really allowed us to focus on the fundamentally sound sites.

There's certain areas where we are not active. If there are just—if a handful of markets—we really will be active in most any market where we see that the value proposition. We really preclude markets where we don't see the value proposition. So when you look at our maps, there's certain regions here and there that will be a little light or avoided completely, and that's not accidental either. We focus where we can really have these gigawatt campuses.

NICK BULLINGER:

And let me answer a portion of the question, which was: how does Hecate's pipeline compare to how our peer group might define their pipeline? And I think one distinction is—at the beginning of the presentation when I was talking about Hecate's ability to replenish its pipeline, I mentioned that there's 11 gigawatts of projects that Hecate is currently reviewing in light of today's market, in light of the typical feasibility assessments that Hecate puts a project through before it promotes what we call a prospect to a pipeline.

And I believe that many of our peers would count our prospects as pipeline, meaning we don't promote a project, for example, to pipeline until we have at least 50% of the land under control or in final negotiations, which is a pretty stringent criteria, I think, relative to the rest of the industry.

Q: This question is for the EGH team. Could you describe how you arrived at the $1.2 billion valuation for the company?

DREW (EGH):

I'm happy to take that. Thanks, Dan. So we went through a thorough underwriting process and analysis process, looking at the market, looking at the company, looking at the historic performance, looking at the pipeline, looking at the number of projects that have moved in and out of the pipeline over time. We also engaged with an independent industry expert, Overlook Energy Advisors, to help us evaluate the market opportunity, the company, its performance, and its positioning in the industry.

We, as you saw in the presentation, we looked at a number of not just public comps but private transactions as well. And we were able to come to the conclusion that the $1.2 valuation was a fair value for Hecate's portfolio and the performance that we see going forward.

In addition, there are a number of issues that are outstanding with regard to lenders, and those issues will be resolved before closing.

Q: Could the Hecate team please describe how individual projects are financed by the buyer?

CHRIS BULLINGER:

Certainly. The end buyers have various financing approaches. The most common is to bring on a tax equity investor along with equity and then a traditional project financing. There's usually a bridge loan behind the tax equity during construction, as the tax equity doesn't flow into the projects until the COD is hit. And that's a traditional tax equity structure.

Some of our long-term owners do finance fully on balance sheet, which is not that uncommon, but it isn't as prevalent as the more traditional project financing approach.

Q: Could you describe any plans to consider other technologies such as geothermal, nuclear, long-duration energy storage, or maybe speak to how Hecate considers branching into new technologies?

CHRIS BULLINGER:

Yeah, of the technologies, the ones that we see as most prevalent going forward is the renewables, battery storage, natural gas-fired, and, although it's a longer lead time, modular nuclear. We'd like the technology to be more mobile. Geothermal doesn't really fit that description, nor would pumped storage, for example. So we look for the technologies that we consider to bring the low cost of energy mix but that we can also take to the fundamentally sound sites.

NICK BULLINGER:

Yeah, Chris, when you look at our pipeline, when we mention about 20 of our power plants that are being developed for energy campuses, Hecate has already begun the diligence work so that we can be proactive in which of those sites would support an SMR in the future, because certainly that consideration needs to be taken into account in the layout, the design of that project, potentially even permitting of the project even this early, 10 years before that SMR might be functional and operational.

But the SMR also gives these energy campuses an opportunity in their technology evolution to have the Thermal component—or the, you know, be green, essentially. So rather than move from a recip engine to a CCGT, can you bridge the recip to being an entirely green energy campus with renewable storage and an SMR? And yes, you can, but you need to be planning for that now.

Q: Are many of these energy campuses dependent on rule changes from ISOs regarding large load interconnection procedures?

NICK BULLINGER:

Not the ones in—in that Hecate's identified. The jurisdictions that Hecate is focused on in its current project development pipeline allow behind-the-meter installations or a microgrid strategy that would allow an initial phase of that data center to be interconnected without having to fully interconnect to the power grid.

In addition, Hecate has deep experience working with co-ops, also provides an alternative path to interconnection that, at least for an initial amount of grid interconnection, would provide some grid-tied capacity without having to have a project advance all the way through a process at the ISO.

So we view our projects as able to reach an initial energization without an interconnection agreement from the ISO. But as I mentioned, we do think it's valuable for the long-term reliability operations to consider having a path to being fully interconnected. And potentially, that also allows the long-term owner to bring in a lower cost of capital eventually as well, or even from the beginning, as long as there's a clear path to being fully interconnected to the grid.

CHRIS BULLINGER:

Yeah, look, the changes, any potential changes, as Nick mentioned previously, are really additive. It's part of the benefit of having such a diversified portfolio. We don't need to try to force the issue. We can select those projects that are already in the proper rate structure, the proper tariff design that already support the behind the meter. To the extent rules are relaxed in another location, that would just be a benefit at that point in time.

Q: Did Hecate consider any other strategic options before the IPO? Or said differently, what made you decide that this transaction was the right next step for the company?

CHRIS BULLINGER:

Hecate has been in high-growth mode pretty much since its inception, and so we have been constantly assessing the market and engaged in diligence discussions on access to capital. At this point in time, we see the public markets—and a number of our advisors see the public markets—as the appropriate venue for where the public markets are, where the industry is, and where the company is.

So we've certainly considered other paths, certainly in the—the case of the 40% private minority sale. So yes, we've considered other alternatives, and this is the one that we see as the most beneficial at this point in time.

Q: Can you speak a little bit more about the Thermal and data center energy campus portfolio? Any details on the status of development, equipment, any financing arrangements would be helpful.

NICK BULLINGER:

Yeah, at this point, the focus of our pipeline is designing, getting the designs enhanced to support energy campuses, including the Thermal and the colocation of the data center, and also working with the data centers themselves to put together the offtake or revenue contracts for those data centers.

The company is in initial discussions for our first purchase order for reciprocating engines that would support Thermal deployment on the initial sites selected for Thermal generation. Along with that, initial discussions for that equipment financing also.

And in terms of long-term financing, a lot of our traditional buyers are highly interested in owning the energy campus portion of a data center facility. And in many instances, the equity that's going to support the compute portion of the campus or the data center itself would be a different equity owner than the owner of the energy campus. So our traditional long-term owners are a lot of the same owners that we're in discussions with to be the long-term owners of these energy campuses.

And in some instances, some of our long-term owners are renewables only, and others would be interested in owning the renewables and the Thermal. But certainly, the Thermal portion of an energy campus could have a different long-term independent power producer owner than the renewables portion. But we envision that many of our current customer base that's looking at some of our exact data center campus projects for purchase from us—we'll be working with a lot of our same long-term owners we've worked with for years to be the long-term equity.

Q: Could the EGH team maybe explain your understanding of the Repsol settlement and the status of the current debt facilities and how you consider that for pursuing this investment?

DREW (EGH):

Great, thanks, Dan. So during our diligence process, obviously we looked at the settlement with Repsol to the extent that it was publicly available and available to us. We looked at the debt facilities, have had ongoing conversations with Chris, Nick, and the team about those facilities. And I think we got very comfortable on a couple of key points.

One is understanding the origin story of Repsol and why they made their investment in Hecate to begin with and why that is now settled and that relationship is terminated. We are thrilled that 100% of the equity is now residing in the hands of the management team and the founders. Better story allows them to pursue more diversified projects across technologies and puts them in a better position. So we're very comfortable with the Repsol situation.

With regard to existing debt, look, this is a—we are aware, as many of you on the call are, that this is a highly active and attractive time for lenders to participate all up and down the cap stack from a debt perspective. Hecate has great LC partners, they have great term loan partners currently. They are actively engaged with those to continue to extend the runway of those facilities and to add to those facilities and add to the capacity of those facilities to mirror the opportunity that is being opened by accessing the public markets in the merger with EGH.

We are confident that those will get settled—or not settled, but those will be resolved and be in a good place by the time we close. And we think the market will continue to be an attractive opportunity for Hecate in that capacity. So we are very confident both on the debt side and with the outstanding...

I'll just mention, we also are aware of the outstanding issue with one of its lenders. There's been some public information about that as well. We are also very confident that that issue is going to be resolved satisfactorily in order to close the transaction.

Q: Could the group speak to the next steps for this transaction? What information are you planning to share, and when could we next expect a management presentation or similar to occur?

CHRIS BULLINGER:

Look, we'll provide additional opportunities to discuss the company, discuss the industry. As far as providing any guidance, that'll be forthcoming at the appropriate time. And as I mentioned, the audit uplift is ongoing. So as far as historical set, while we're in this audit process, we will just advance the process and then be able to share that information once it's complete.

DREW (EGH):

Thanks, Dan. I'll just tack on to that as well. I think it's also important to recognize in terms of the closing process or the path to closing here, there are a number of other activities that are important and are ongoing. In addition to the audit, completing the audit and public company uplift, the communication and the transparency, business updates, quarterly numbers, reporting out and on building ongoing relationships with the investment community, investors, analysts, et cetera—that will be an ongoing process over the next several months leading up to the filing of the proxy and the mailing of the proxy pre-shareholder meeting and closing of the transaction.

So our plan is to be very engaged with the company. The company's plan is to be very engaged with you over the coming months to continue to get to know each other, respond to your questions, and continue to report out on the progress that the company continues to make on their day-to-day operations.

Closing

DAN Knuth:

Okay, with that, we are at time today, so thank you again, everyone, for joining. And thank you to the Hecate and EGH management teams for guiding us in this presentation. As stated at the beginning, a recording of this presentation will be made available on Hecate's website following today's meeting, and we look forward to continuing this conversation. So thank you, everyone.

CHRIS BULLINGER: Thank you.